UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 23, 2026

Autonomous City of Buenos Aires, April 13, 2026

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, Entrepiso

Autonomous City of Buenos Aires

Att.: Dirección Gestión Asuntos Societarios

Mr. Guido Gallino

Present

RE: Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 23, 2026 (the “AGM”)

Buenos Aires, April 13, 2026 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a financial services group headquartered in Argentina, informs that, on the date hereof, a response was submitted to the request for information in connection with the AGM of Grupo Supervielle S.A. to be held on April 23, 2026, as requested by the shareholder Fondo de Garantía de Sustentabilidad – ANSES. The corresponding text is set forth below.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Response to Information Request for the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (April 23, 2026)

In connection with the AGM to be held on April 23, we hereby submit our response to the request for information made by that Fund, with the aim of facilitating a comprehensive and orderly analysis of the various items included in the Agenda.

We have sought to provide the highest possible level of detail, supplementing the public information available at the Argentine Securities Commission’s Financial Information Platform (hereinafter, the “AIF”) with additional clarifications that enable an adequate assessment by ANSES, in its capacity as a shareholder.

In this regard, we inform you as follows:

a. Details of the current shareholding structure, indicating a breakdown of the shareholders’ registry specifying the percentage held by each shareholder with an interest of more than 5%, by class of shares; indicating the total number of shares, equity interest, and total voting rights.

The shareholding structure of Grupo Supervielle S.A. (hereinafter, “Grupo Supervielle” and/or the “Company”) as of March 31, 2026, is as follows:

The calculations of economic rights and voting rights are made based on the share capital, excluding the 4,940,665 Class B shares held in treasury by the Company, which were acquired under the second share repurchase program carried out between April and July 2024. If treasury shares were taken into account, economic rights would be calculated on a share capital base of 442,671,830 shares (comprising 61,738,188 Class A shares and 380,933,642 Class B shares), and voting rights would be calculated on a base of 689,624,582 votes (comprising 61,738,188 Class A shares, entitled to five votes per share, and 380,933,642 Class B shares, entitled to one vote per share).

b. Copy of the Board of Directors’ minutes which summoned to the Shareholders’ Meeting.

Please be informed that the Board of Directors’ Meeting Minutes 772 dated March 16, 2026 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform in Actas del Órganos de Administación (Directorio) with ID #3499651.

c. Statement on the officers and/or attorney-in-fact authorized by the Company to execute this request, with copy of the instrument that evidences such authority (if extensive, the relevant piece of the instrument will suffice).

The authorized signatory is Ms. Ana Bartesaghi in her capacity of Responsible Officer for Market Relations. Likewise, it is hereby informed that a copy of the document evidencing the foregoing is available for review on the AIF, under the section Actas Societarias/Responsable de Relaciones con el Mercado with ID #3475272.

With respect to the following items of the Agenda published in the Official Gazette

1)	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

Please inform the shareholders proposed to approve and sign the Minutes.

It will be proposed that the representative of FGS-ANSES and any other shareholder present at the AGM be appointed to sign the Minutes of the Shareholders’ Meeting.

2)	Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2025.

Please provide:

-If not available on the Financial Information Highway (“AIF”) of the Argentine Securities Commission (“CNV”), a copy of all accounting documentation required pursuant to Section 234 of Law No. 19,550, as approved and signed by the Board of Directors, together with the corresponding reports of the Supervisory Committee and the External Auditor.

-Details of the indexation index applied, should the financial statements submitted for consideration (financial year ended December 31, 2025) be restated in constant currency, in accordance with CNV General Resolution No. 777/2018.

-Information on any agreements currently in force with related companies for the provision of corporate and technical services, indicating the date of execution, purpose, price, term, renewals and amendments, as well as details of the amounts paid as fees as of the close of the financial year ended December 31, 2025, if applicable.

-Additionally, any other supporting information deemed relevant for the consideration of this agenda item.

The requested documents were published on March 5, 2026, through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID # 3488746 (Consolidated and separate financial statements, respectively).

In addition, please be advised that the financial statements as of December 31, 2025, are presented restated in a homogeneous currency using the National Consumer Price Index (CPI) prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the IPIM published by the FACPCE, as set forth by Resolution JG 517/16.

Regarding the administrative services agreements entered between Grupo Supervielle and its related companies for the provision of corporate and technical services, it is hereby informed that Grupo Supervielle provides management services to several of its subsidiaries under agreements entered into with Banco Supervielle S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A. and Sofital S.A.U.F. e I. The services rendered by the Company under such agreements include financial and commercial advisory services, tax planning and optimization, definition of audit policies, development and evaluation of senior management, preparation of annual budgets, planning and development of complementary activities, and the definition of the mission of related companies and policies related to social responsibility. The price of such services is equivalent to the ordinary and extraordinary costs incurred, plus a 20% margin, plus the applicable VAT (21%).

The following table shows detailed information related to the fees received from the Company’s subsidiaries for management services for the periods stated therein, as well as the date of the original agreement:

Company	Contrat Date	2025	2024
((in thousands of Pesos, in historical currency, plus VAT))
Banco Supervielle	1/12/2008	3,359,857	1,337,456
SAM	30/12/2008	52,936	21,072
Sofital	30/12/2008	5,386	2,144
Espacio Cordial	12/12/2013	31,673	12,608
Total	3,449,851	1,373,289

Additionally, we inform that on March 1, 2016, Grupo Supervielle entered into an agreement with its subsidiary Banco Supervielle S.A. (hereinafter, the “Bank”) for the provision of accounting, treasury and legal services by the latter. The Bank’s services to the Company include, among others: accounting and recording of daily transactions and closing balance entries, preparation of financial statements, administration of accounting books, administration of institutional relations, structuring and management of funding instruments, management of liquidity investment operations, book-keeping of the corporate books of the Company, processing of publications, notifications, registration of corporate acts and compliance with information requirements by the authorities and public and private organizations. This agreement is in force to date.

The following table shows detailed information related to the fees paid to the Bank for the services provided for the periods stated therein:

Company	2025	2024
((in thousands of Pesos, in historical currency, plus VAT))
Banco Supervielle	4,152	4,152

3) Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2025.

-Please indicate the current composition of the Board of Directors (principal and alternate members), specifying the date of appointment, term of office, and expiration date of each mandate.

Please indicate whether there have been any resignations or changes to the composition of the Board, and any new appointments, as applicable, specifying the full names of the individuals involved, the dates on which such events occurred, and the relevant material facts filed with the Argentine Securities Commission (CNV).

-Information regarding the management performed by the Board of Directors during the fiscal year ended December 31, 2025.

-Additionally, any other supporting information deemed relevant for the consideration of this agenda item.

With respect to the composition of the Board of Directors, it is hereby informed that it is comprised of the members detailed below, indicating for each of them their position, date of appointment, term of office, and expiration thereof, as evidenced by the corporate minutes duly published on the AIF.

During the fiscal year ended December 31, 2025, no resignations or changes in the composition of the Board of Directors were recorded.

Regarding the management performed by the Board of Directors, it is stated that during financial year 2025 the Board carried out its duties in compliance with the responsibilities established under General Companies Law No. 19,550, the Company’s By-laws, and CNV regulations, with a particular focus on:

-	the definition and monitoring of Grupo Supervielle’ s strategy;
-	the oversight of economic and financial performance;
-	comprehensive risk management;
-	the strengthening of corporate governance;
-	monitoring operational and commercial transformation plans;
-	the evaluation and monitoring of senior management performance;
-	the supervision of regulatory and legal compliance;
-	the promotion of ethics, integrity and transparency policies; and
-	the monitoring of the sustainability and social responsibility strategy.

Likewise, the Board of Directors maintained a regular operating dynamic, holding periodic meetings and addressing the main strategic and operational matters of the Company.

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026 as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item No. 3 of the Agenda regarding the consideration of the management performed by the Board of Directors.

The current composition of the Board of Directors (with mandates in force) is as follows:

Position	Name	CUIT	Date of appointment to the position for a term of two fiscal years	Term of office effective until the Shareholders’ Meeting to consider the financial statements as of
Chairman	Julio Patricio Supervielle	23-12601346-9	22/04/2025	31/12/2026
First Vice - Chairman	Atilio María Dell’Oro Maini	20-11774129-0	22/04/2025	31/12/2026
Second Vice - Chairman	Laurence Nicole Mengin de Loyer	27-94138615-1	19/04/2024	31/12/2025
Director Titular	Gabriel Alberto Coqueugniot	20-11576018-2	22/04/2025	31/12/2026
Director Titular	Eduardo Pablo Braun	20-16730322-7	22/04/2025	31/12/2026
Director Titular	Hugo Enrique Santiago Basso	20-27777231-1	22/04/2025	31/12/2026
Alternate Director	Jacques Patrick Supervielle	20-92846129-8	19/04/2024	31/12/2025
Alternate Director	Matias Jules Bernard Supervielle	23-39770882-9	19/04/2024	31/12/2025

4) Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2025.

-It is request to inform the composition of the Supervisory Committee (main and substitutes) to date, indicating the date of appointment, duration and expiration of the mandate; indicate the AIF ID of the Argentine Securities Commission (CNV) where the list of members of the Supervisory Committee.

-Inform if there were resignations or modifications to the composition of the body and new appointments, if applicable, indicate full name and dates on which they occurred, as well as the relevant events published before the CNV;

-Report on the management carried out by the Supervisory Commission during the fiscal year under consideration.

It is hereby informed that the Supervisory Committee is comprised of the members detailed below, indicating their respective positions, dates of appointment, term of office and expiration thereof, as evidenced by the corporate documentation published on the AIF.

In relation to its activities, the Supervisory Committee has carried out its funtions of legality control and oversight in accordance with the terms of the General Companies Law No 19,550, including:

-	the review of the financial statements;
-	the monitoring of management actions;
-	the verification of regulatory compliance;
-	the issuance of the corresponding reports; and
-	the oversight of the proper maintenance of corporate and accounting records.

Likewise, it has maintained coordinated actions with the External Auditor and the Company’s internal oversight, in line with best corporate governance practices.

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026 as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item 4 of the Agenda relating to the consideration of the Supervisory Committee´s performance.

The current composition of the Supervisory Committee (with mandates in force) is as follows:

Position	Name	CUIT	Date of appointment to the position for a term of one fiscal years	Term of office effective until the Shareholders’ Meeting to consider the financial statements as of
Regular Syndic	Miriam Beatriz Arana	27-14728368-2	22/04/2025	31/12/2025
Regular Syndic	Carlos Alfredo Ojeda	20-04428637-9	22/04/2025	31/12/2025
Regular Syndic	Maria Valeria del Bono Lonardi	27-17776802-8	22/04/2025	31/12/2025
Alternate Syndic	Roberto Anibal Boggiano	20-11911864-7	22/04/2025	31/12/2025

Alternate Syndic	Carlos Enrique Lose	20-04600159-2	22/04/2025	31/12/2025
Alternate Syndic	Jorge Antonio Bermudez	20-04541056-1	22/04/2025	31/12/2025

5)Consideration of the remuneration to the Board of Directors for AR$ 843,415,753 (AR$ 747,070,091 at historical values), corresponding to the fiscal year ended December 31, 2025, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission.

-It is requests that the proposal for the remuneration of the Board of Directors corresponding to the financial year ended December 31, 2025 be informed and detailed.

-Additionally, provide details on the following:

-	The number of members of the Board of Directors and how many of them would receive remuneration.
-	The total amount of advances paid as directors’ fees as of December 31, 2025. If such payments were made, please specify the amount received as an advance by each director.
-	Whether the total amount proposed includes additional compensation for the performance of technical and administrative functions, for membership on the Audit Committee and/or for participation in Special Committees. If so, please specify, for each director, the amounts received for technical and administrative functions (detailing the functions performed), for participation in Special Committees and/or for membership on the Audit Committee.
-	Whether the total proposed amount includes remuneration for directors who are employed under an employment relationship. If so, please indicate how many directors are in such situation, the remuneration paid to each of them, and the functions they perform.
-	Whether the Company has an internal policy regarding the remuneration of members of the Board of Directors, and whether any limitations thereon are established in the Company’s By-laws.
-	Whether the Board of Directors will be authorized to pay advances on directors’ fees for the financial year starting on January 1, 2026. Additionally, please indicate the timeframe in which such advances would be paid and the expected amounts. Please also detail the parameters that would be used to determine the amount of such advances.
-	Additionally, please provide a comparison between the amount approved for the most recent annual financial year and the proposal for the financial year ended December 31, 2025, identifying the number of Board members in each financial year, using, if possible, the following model:

Board of Director´s Remuneration	Approved 12/31/2024	Proposal 12/31/2025
Global Amount

Nominal Increase
Percentage Increase

With respect to the proposed remuneration of the Board of Directors for the financial year ended December 31, 2025, the following is hereby informed:

The total amount proposed amounts to ARS 843,415,753 (expressed in constant currency), corresponding to six (6) members of the Board of Directors who performed technical and administrative functions during the financial year.

Such functions include, among others, active participation in strategic definition, monitoring of management activities, involvement in committees, and oversight of critical business areas, which justifies the allocation of fees in accordance with the provisions of Section 261 of General Companies Law No. 19,550.

It is hereby stated that the directors’ fees were paid in advance during the financial year, in accordance with the Company’s customary practices.

The financial year 2025 resulted in a computable loss within the meaning of CNV regulations. Notwithstanding the foregoing, the proposed remuneration is deemed reasonable in view of:

-	the level of responsibility assumed in a context of high macroeconomic volatility;
-	the intensity and scope of the management, supervision and governance duties performed within the Company; and
-	the need to ensure adequate continuity and direction of the Company’s business.

The Company does not have a formal internal policy governing this matter. However, it is hereby informed that the Company applies consistent practices regarding Board remuneration, aligned with market standards and applicable regulations.

Likewise, it is hereby informed that the Company’s By-laws do not establish specific limitations with respect to the remuneration of members of the Board of Directors.

Finally, it is hereby stated that the Company does not have directors who receive remuneration under an employment relationship with the Company, except for Mr. Atilio Dell’Oro Maini, who maintains an employment contract with the Bank.

Set forth below is the information regarding the amount approved for 2024 and the proposal for 2025:

GRUPO SUPERVIELLE Board of Director´s Remuneration	Approved 2024 (1)	Proposal 2025 (2)
Global Amount	$744,995,260	$ 843,415,753
Number of Directors	7	6
Average Annual Compensation per Director	$106,427,894	$ 140,569,292

Average Monthly Compensation per Director	$8,868,991	$ 11,714,108
Nominal Increase	$9,085,887	$ 98,420,493
Percentage Increase	1%	13%

(1) Figures expressed in constant currency as of December 31, 2024.

(2) Figures expressed in constant currency as of December 31, 2025.

The fiscal year ended December 31, 2025 resulted in an accouting loss, in accordance with the rules of the National Securities Commission.

in pesos
Income of the year (net of taxes):	(48,582,394,000)
(+/-) Disposal of equity instruments measured to FV through OCI	36,239,000
(+) Allocation to the Board of Directors and Supervisory Committee charged to profit or loss:	843,415,753
Accounting loss:	(47,702,739,247)

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026 as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item No. 5 of the Agenda regarding the remuneration of the Board of Directors.

5)	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2025.

-Please inform the proposed remuneration of the Supervisory Committee for the financial year ended December 31, 2025.

-Please provide a breakdown of the total proposed amount and the amount corresponding to each syndic, as well as the amount advanced to each statutory auditor during the financial year ended December 31, 2025.

-Finally, please inform whether the Board of Directors will be authorized to pay advances on fees to the Supervisory Committee for the financial year started on January 1, 2026. Please identify the advances corresponding to each statutory auditor, indicate the timeframe in which such advances would be paid, and the expected amounts. Additionally, please detail the parameters that would be used to determine the amount of such advances.

-Additionally, please provide a comparative between the amount approved for the most recent annual financial year and the proposal for the financial year ended December 31, 2025, identifying the number of members in each financial year, using, if possible, the following model:

Supervisory Committee´s Remuneration	Approved 12/31/2024	Proposal 12/31/2025
Global Amount
Nominal Increase
Percentage Increase

In connection with the remuneration of the Supervisory Committee corresponding to the fiscal year ending December 31, 2025, the following is hereby informed:

The total proposed amount amounts to ARS 14,080,977, corresponding to three (3) Principal Syndics who performed functions during the financial year.

In this regard, the average annual amount per Principal Syndic amounts to ARS 4,693,659, as detailed in the comparative table set forth below.

The fees corresponding to the financial year were paid during the same, in line with the Company’s usual practices and in compliance with the applicable regulations.

The proposed remuneration is considered reasonable considering:

-	the oversight and legality control functions set forth in General Companies Law;
-	the level of responsibility associated with the role; and
-	the level of dedication required within Grupo Supervielle´ s operational and regulatory context.

With respect to the individual allocation, it is hereby stated that the fees were received proportionally by the Principal Statutory Auditors based on their performance during the fiscal year, with no material differences recorded among them.

Regarding the fiscal year starting on January 1, 2026, it is expected that the corresponding Shareholders’ Meeting will consider the payment of advances on fees to the Supervisory Committee, in line with the Company’s customary practice. Such advances will be determined on reasonable and proportional basis in accordance with the functions performed.

Detailed below is the information regarding the amount approved for 2024 as well as the proposal for 2025, all figures stated without adjustment for inflation:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2024	Proposal 2025
Global Amount	$ 10,475,026	$ 14,080,977
Number of remunerated Syndics	3	3
Average annual amount per Syndic	$ 3,491,675	$ 4,693,659
Average monthly amount per Syndic	$ 290,973	$ 391,138
Nominal increase	$ 8,199,519	$ 3,605,951
Percentage increase	360%	34%

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026 as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item No. 6 of the Agenda.

6)	Determination of the number of regular and alternate members of the Board of Directors.

-It is requested that the proposal for this Agenda item be informed: what would be the number of regular and alternate directors.

It is hereby informed that a proposal was made to increase the number of Principal Directors to eight (8) and to maintain the number of Alternate Directors at two (2).

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026, as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item No. 7 of the Agenda.

7)	Election of the regular and alternate members of the Board of Directors and determination of their mandate.

-It is requested that the proposal for this Agenda item be informed: what candidates are proposed for appointment, informing their background and / or resumes that prove suitability for the position, as well as whether such directors will have the status of independent directors.

It is informed that the terms of office of the Regular Director, Ms. Laurence Nicole Mengin de Loyer and Alternate Directors Messrs. Matias Jules Bernard Supervielle and Jacques Patrick Supervielle expires at the Shareholders' Meeting.

In accordance with the provisions of Article Nine of the Bylaws, which establishes the staggered renewal of the Board of Directors, the Company's controlling shareholder has submitted the following proposal: (i) to appoint Ms. Alejandra Gladis Naughton and Mr. Javier Conigliaro as Regular Directors and (ii) to renew the mandate of Ms. Laurence Nicole Mengin de Loyer as Regular Director, and of Messrs. Matias Jules Bernard Supervielle and Jacques Patrick Supervielle as Alternate Directors. All of them for a term of two fiscal years, that is, until the Annual Shareholders' Meeting considers the documents prescribed by Article 234, subsection 1 of Law No. 19,550 for the fiscal year ending December 31, 2027.

The following is a summary of the professional background of the candidates:

Alejandra Gladis Naughton. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of

Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees; at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. She was appointed Director of Banco Supervielle S.A. on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle S.A. since 2012. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters, given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. Ms. Naughton currently serves as Second Vice Chairperson of Banco Supervielle S.A., Director of Supervielle Seguros S.A., Vice Chairperson of Micro Lending S.A.U., Director of Invertironline S.A.U., Director of Supervielle Productores Asesores de Seguros S.A., Director of Supervielle Agente de Negociación S.A.U., Director of IOL Holding S.A., Director of Portal Integral de Inversiones S.A.U., Director of Espacio Cordial de Servicios S.A. and Director of IOL Agente de Valores S.A.

Javier Conigliaro. He is an economist with graduate studies from the University of Buenos Aires and with overall 32 years of experience within financial institutions. He attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. Mr. Conigliaro was appointed Director of Banco Supervielle S.A. on July 11, 2024. He was Chief Risk Officer of Grupo Supervielle S.A. since July 2016. He served as Chief Risk Officer of Banco Supervielle S.A. from 2012 through 2016. He held previous several positions at Banco Supervielle S.A., Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with both an undergraduate degree in Business Administration and a master’s degree in Business Administration. She began her career in New York in the Mergers and Acquisitions Division of Banque Nationale de Paris. She later moved to Paris, where she joined Sara Lee Corporation’s Apparel Division and held several senior finance roles across different business units, including Financial Analyst, Financial Controller, Chief Financial Officer, and European Group Controller. Following the 2006 sale of Sara Lee’s European Apparel Division, she became Group Controller of the newly independent stand-alone business. In this role, she was responsible for the company’s reorganization, financial control, and the design and execution of exit strategies for the private equity fund Sun Capital Partners. After relocating to Argentina in 2009, Ms. Loyer joined Banco Supervielle S.A. as Deputy Manager of the Administration Department. From 2010 to 2019, she served on the Board of Grupo Supervielle, and since 2020, she has served as a Director of Grupo Supervielle S.A. She currently serves as an independent Director of Biosidus Group (Uruguay) and of Stellantis Insurance Company (Argentina). Ms. Loyer brings to the Board extensive international business experience across a range of industries, along with deep expertise in financial control, audit, market discipline, corporate governance, and strategy. Her background also includes public-company CFO experience and service as an outside director on multiple boards.

Matías Jules Bernard Supervielle studied Mechanical Engineering at Princeton University. From 2019 to 2020, he served as an Associate Consultant at Bain & Company. From 2020 to 2022, he was Regional Strategy Manager at Kavak, a startup focused on the purchase, sale, and refurbishment of pre-owned vehicles. Since 2022, he has served as CEO and Co-Founder of Volanti.ai, a technology company providing software and artificial intelligence solutions to automotive dealerships, with a focus on customer engagement, operational efficiency, and revenue generation in after-sales services. He is currently also a Director of Invertironline S.A.U.

Jacques Patrick Supervielle holds a degree in Business Administration from the Argentine Catholic University. He has experience in the financial area and is a Qualified Investment Advisor before the CNV at InvertirOnline S.A.U. He worked in project management, development of financial product applications, and application of agile methodologies for IUDU. He participated in the development of smart contracts in Blockchain. He is Director at Supervielle Asset Management S.A. and President of the Association of Argentine Banks (ADEBA Joven).

It is reported that, in the event of: (i) the election of Ms. Alejandra Gladis Naughton and Mr. Javier Conigliaro as Regular Directors, and (ii) the reelection of Ms. Laurence Nicole Mengin de Loyer as Regular Director and Mr. Matías Jules Bernard Supervielle and Mr. Jacques Patrick Supervielle as Alternate Directors, all of them shall hold the status of 'non-independent,' in accordance with the regulations of the National Securities Commission (“Comisión Nacional de Valores – CNV”).

Furthermore, it is informed that, if re-elected, Ms. Laurence Nicole Mengin de Loyer will be classified as “independent” in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026 as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding Item No. 8 of the Agenda.

9) Appointment of regular and alternate members of the Supervisory Committee

-It is requested that the proposal for this Agenda item be informed: what candidates are proposed for appointment, informing full name of the proposed candidates, duration of their mandates and information on their background and/or resumes that prove suitability for the position.

It is reported that the Shareholders’ Meeting will be proposed Ms. Miriam Beatriz Arana, Ms. María Valeria Del Bono Lonardi, and Mr. Carlos Alfredo Ojeda as Regular Statutory Auditors, and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano, and Jorge Antonio Bermúdez as Alternate Statutory Auditors, all of them to serve for a term of one fiscal year, that is, until the annual Shareholders’ Meeting of the Company convened to consider the documents prescribed by Article 234, subsection 1, of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2026.

A summary of the candidates’ professional backgrounds is provided below:

Miriam Beatriz Arana. Certified Public Accountant, graduated from the University of Buenos Aires. She has extensive experience as an independent tax advisor. She worked as an associate accountant at Liguori & Asociados, providing advisory mservices to companies such as Vidriería Argentina S.A., Grupo Saint Gobain, Domec S.A., Transportes Fourlong S.A., and Carl Zeiss. Additionally, she served as Tax Manager of the Maersk Line Group, with responsibility for Argentina, Uruguay, and Paraguay, until 2012. She currently serves as Regular Statutory Auditor of Grupo Supervielle S.A., Banco Supervielle S.A., Sofital S.A.U.F. e I., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Supervielle Productores Asesores de Seguros S.A., and Supervielle Agente de Negociación S.A.U.

Carlos Alfredo Ojeda. Certified Public Accountant, graduated from the University of Buenos Aires. He served as Internal Audit Manager of the International Division of the Gillette Company until 1977, with responsibilities in Argentina, Brazil, Chile, and Peru. He was also a Partner at a leading national professional firm until 1995. He has worked as a consultant in auditing and corporate matters, with active involvement in management control issues in companies across various industries. His teaching activities at the University of Buenos Aires have included Courses on Charts of Accounts and Budgetary Control, as well as Auditing and Management Control. He has been a speaker at various seminars and training courses in his areas of expertise. He is co-author of Auditing – Technique and Practice and Standards for the Presentation of Financial Statements of Corporations. He is also a regular contributor to the publication Doctrina Societaria y Concursal on doctrinal matters. He currently serves as Regular Statutory Auditor of Grupo Supervielle S.A.

Carlos Enrique Lose. Certified Public Accountant, graduated from the University of Buenos Aires. He worked for several years in the Audit Department of a leading professional firm and subsequently devoted himself fully to providing advisory services to companies. He served as a professor at the School of Economic Sciences of the University of Buenos Aires. He has delivered courses at private entities and professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published articles in technical journals in his field of expertise and is co-author of the book Standards for the Presentation of Financial Statements of Corporations. He currently serves as Alternate Statutory Auditor of Grupo Supervielle S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano. Certified Public Accountant, graduated from the University of Buenos Aires. He attended postgraduate seminars in corporate planning and taxation. He worked at various companies, including Celulosa Jujuy S.A., where he served as Assistant Analyst Accountant, General Accountant, and Head of Planning between 1978 and 1994; at Sert S.A., where he held the position of Administrative Manager between 1994 and 1995; and at the firm Carlos Asato & Asociados, where he was responsible for tax matters and corporate advisory services between 1995 and 2011. He currently serves as Alternate Statutory Auditor of Grupo Supervielle S.A. and as Regular Statutory Auditor of Banco Supervielle S.A.

Jorge Antonio Bermúdez. Certified Public Accountant, graduated from the University of Buenos Aires. After working in the Audit Department of a leading professional firm, he chose to specialize in the areas of Consulting and Finance. In this capacity, he held senior executive positions at leading domestic service companies, subsequently devoting himself fully to providing advisory services to companies. He served as a professor at the School of Economic Sciences of the University of Buenos Aires. He has also delivered courses at private entities, in addition to those organized by the firm of which he is a founding partner. He currently serves as Alternate Statutory Auditor of Grupo Supervielle S.A., Banco Supervielle S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., and Portal Integral de Inversiones S.A.U.

All candidates proposed to serve on the Supervisory Committee, if re-elected, will qualify as “independent” in accordance with the CNV regulations.

For further details, please refere to “Voting Recommendations and Motion Proposals Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026,” published on March 20, 2026 as a “Relevant Fact” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3500908 under item 9 of the Agenda.

10) Consideration of the results for the fiscal year ended December 31, 2025 and destination of unallocated results as of December 31, 2025 (loss of thousands AR$ 48,546,155) that are proposed to be fully absorbed with the Other Reserves in thousands AR$ 48,546,155.

- It is requested to confirm whether the proposed treatment and destination of the results for the fiscal year is as stated in this item of the Agenda.

- Likewise, please inform the amount to be absorbed and where the absorption will be allocated.

- Inform the reason for and convenience of releasing amounts from the existing reserves must be explained clearly and circumstantially, stating whether they are reasonable and respond to prudent administration, all in accordance with articles 66 inc. 3 and 70 of Law No. 19,550.

- Indicate as of what date the amounts shown in the table are stated or restated.

- Please indicate whether such amounts will be restated as of the date of this Shareholders’ Meeting.

- Likewise, please provide details of the evolution of the Reserves (Legal Reserve, Facultative Reserve, Special Reserve and Future Dividends Reserve), specifying its current composition, date on which it was constituted and its latest movements.

It is hereby stated that the result for the fiscal year under review evidenced a loss of thousands of pesos AR$48,582,394, which, when combined with the realization of results from equity instruments measured at fair value through other comprehensive income (FV OCI) amounting to thousands AR$36,239, yields an aggregate amount of thousands AR$48,546,155. Said amount constitutes the negative balance of Unappropriated Results as of December 31, 2025. The Board

of Directors proposes that the negative Unappropriated Results be absorbed against the discretionary reserve in the amount of thousands of pesos AR$48,546,155, in accordance with the order of precedence for the absorption of losses established in Article 11, Chapter III, Title IV of the CNV regulations.

Should the proposal set forth above be approved by the Shareholders’ Meeting, the Shareholders’ Equity of Grupo Supervielle S.A. shall be comprised as detailed below:

31.12.2025
Thousands de $
Share Capital	437,731
Adjustment to capital stock	77,948,047
Share Premium	729,164,744
Treasury Shares	6,680
Adjustment to treasury shares	4,023,614
Cost of treasury shares	-15,505,688
Legal Reserve	24,356,784
Voluntary Reserve	184,735,320
Other Comprehensive Income	2,095,480
Total Equity	1,007,262,712

With regards to the detailed evolution of the Reserves (Legal Reserve, Facultative Reserve, Special Reserve, Future Dividends Reserve), please reference is made to the Statement of Changes in Equity included in the Financial Statements of Grupo Supervielle as of December 31, 2025”, see pages 129 and 130, as published on March 5, 2026 as “Financial Information” through the Financial Information Platform (Autopista de la Información Financiera – AIF) of the Argentine Securities and Exchange Commission (CNV) under ID #3488746.

For further information, reference is made to the “Voting Recommendations and Motion Proposals Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026”, were published as Relevant Information on March 20, 2026 through on the AIF he Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908), under the corresponding item 10 of the Agenda.

11)Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2025.

- It is requested to report the fee proposal of the certifying accountant for the year ended December 31, 2025, and the actual amount executed for the same concept on the occasion of the year 2024, specifying if a change of tasks was registered with respect to those carried out for the financial statements for the year previous.

- In case of registering a considerable increase, it is requested to justify the reasons for it.

- Additionally, it is requested that the amount paid respect to the last annual fiscal year, distinguishing whether they include taxes, using, if possible, the following model:

Remuneration Certifying Accountant	Approved 2024	Proposed 2025
Global Amount
Nominal Increase
Percentage Increase

With respect to the remuneration proposal of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2025, the following is hereby reported:

The proposed amount totals AR$127,954,038 (expressed in homogeneous currency as of December 31, 2025), whereas the amount corresponding to the prior fiscal year was AR$95,589,777, as detailed in the comparative table included below.

The increase recorded between fiscal years is primarily attributable to the update of professional fees in line with prevailing market conditions and the evolution of the inflationary context. No material changes were identified in the scope of the tasks performed as compared to those carried out in the previous fiscal year.

Indeed, the activities of the Certifying Accountant comprised the review and certification of the Company’s financial statements, in strict compliance with applicable professional standards and regulatory requirements governing issuers under the public offering regime, including the assessment of internal control systems relevant to financial reporting.

In this context, the proposed remuneration is deemed reasonable and consistent with the level of responsibility and complexity of the tasks involved, as well as with market practices observed among comparable Companies.

Set forth below is the comparative table between the prior fiscal year and the current proposal:

GRUPO SUPERVIELLE Certifying Accountant	Approved 2024 (1)	Proposed 2025 (2)
Global Amount	$ 95,589,777	$ 127,954,038
Nominal Increase	$ 43,864,655	$ 32,364,261
Percentage Increase	85%	34%

(1) Figures expressed in homogeneous currency as of December 31, 2024.

(2) Figures expressed in homogeneous currency as of December 31, 2025.

It is informed that such figures do not include VAT.

12) Appointment of the Regular and Alternate Certifying Accountants for the financial statements for the fiscal year to end December 31, 2026, and determination of their remuneration.

- Regarding the appointment of the certifying accountant for the year that will end on December 31, 2025, it is requested to inform the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), both the Regular and the Alternate, with their background that proves suitability for the position.

- It is requested that the remuneration proposal of the certifying accountant for the fiscal year starting on January 1, 2026 be reported, as well as the actual amount paid for the same concept in respect of the prior fiscal year, specifying whether any changes occurred in the scope of work compared to that performed in connection with the Financial Statements for the previous fiscal year.

- In the event that a significant increase is recorded, the reasons therefore are requested to be duly substantiated.

Regarding the proposed appointment, it is hereby reported that the Company’s Audit Committee reviewed the candidates’ professional background, career history, performance, and independence, in accordance with the applicable regulations of the Central Bank of Argentina (BCRA) and the Argentine Securities and Commission (CNV).

In this context, the appointment of Mr. Sebastián Morazzo, Certified Public Accountant, partner of Price Waterhouse & Co. S.R.L. (PwC), is proposed as Regular Certifying Accountant. Mr. Morazzo has extensive professional experience in the external audit of financial institutions.

Likewise, the appointment of Mr. Nicolás Ángel Carusoni, Certified Public Accountant, also a partner of Price Waterhouse & Co. S.R.L. (PwC), is proposed as Alternate Certifying Accountant. Mr. Carusoni has a broad professional background in external auditing and in-depth knowledge of financial activities, thereby meeting the suitability requirements applicable to the position.

The Company’s Audit Committee has verified the proper registration of both professionals and of the Firm to which they belong with the relevant registries of the Argentine Securities and Commission (CNV), as well as compliance with the affidavits required under Article 104 of Law No. 26,831, concluding that they meet the necessary qualifications and suitability for the proposed positions.

With respect to their remuneration, it is proposed that it be determined by the Annual Shareholders’ Meeting considering the financial statements as of December 31, 2026.

For further information, please to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders’ Meeting” to be held on April 23, 2026”, published on March 20, 2026, as a Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) ID #3500908, under the corresponding item 12 of the Agenda.

13) Allocation of the budget to the Audit Committee in the terms of Section 110 of the Capital Markets Law No. 26,831, to obtain legal and advice and advice from other independent professional and hire their services

- It is requested to inform the proposed budget for the Audit Committee for fiscal year 2026.

- It is requested that the reasonableness of the proposed amount be indicated.

- Additionally, a comparative analysis is requested between the amount approved for the most recent annual fiscal year and the proposal submitted for consideration, using, if possible, the following model:

Audit Committee Budget Item	Approved – Fiscal Year Ended December 31, 2025	Proposed – Fiscal Year Ending December 31, 2026
Global Amount
Nominal Increase
Porcentage Increase

With respect to the Audit Committee budget for fiscal year 2026, the following is hereby reported:

The proposed amount totals AR$64,000,000, which represents a 10% increase compared to the budget approved for fiscal year 2025 (AR$58,000,000), as detailed in the comparative table set forth below.

The proposal is deemed reasonable in view of:

- the responsibilities assigned to the Audit Committee pursuant to the Capital Markets Law and the regulations issued by the Argentine Securities and Commission (CNV);

- the need to obtain independent advice in legal, accounting, and internal control matters; and

- the level of complexity of the Company’s operations and of the regulatory environment in which it operates.

It is hereby noted that during fiscal year 2025, the amount actually utilized totaled $46,967,638, reflecting a prudent execution of the approved budget based on the Company’s actual needs for engaging external advisors.

The proposed budget for fiscal year 2026 provides an adequate margin to address potential extraordinary requirements, while maintaining criteria of reasonableness, efficiency, and appropriate allocation of resources in its use, in line with the Company’s budget management and control practices.

The Directors who currently serve on the Audit Committee are hereby reported as follows: Chairperson: Eduardo Pablo Braun. Members: Laurence Nicole Mengin de Loyer and Gabriel Alberto Coqueugniot.

The members of the audit committee for the year ending on 12/31/2025 are informed; President Eduardo Pablo Braun; members Laurence Nicole Mengin de Loyer and Gabriel Alberto Coqueugniot.

The information regarding the amounts approved for fiscal year 2025, as well as the proposal for fiscal year 2026, is set forth below:

GRUPO SUPERVIELLE Certifying Accountant	Approved 2024 (1)	Proposed 2025 (2)
Global Amount	$58,000,000	$64,000,000
Global Increase	$10,000,000	$6,000,000
Porcentage Increase	21%	10%
Actual Amount Used	$46,967,638

14) Cancellation of Class B Treasury Shares. Amendment Section Five of the Company’s Bylaws. Approval of an Restated Text of the Companys´ Bylaws.

- It is requested to inform the reasonableness and the grounds for the proposed cancellation of the treasury shares.

- It is requested to inform the number of Class B ordinary shares proposed to be cancelled indicating the method and implementation plan and further specifying the economic impact that such cancellation would have on the Company.

- It is requested that the changes resulting from the cancellation of treasury shares in the shareholding interest of FGS‑ANSES be reported

- It is requested that the reasonableness and advisability of the proposed amendments be reported.

- It is requested that a comparative table be provided setting forth the current text and the proposed amended text, as well as information on the status of the proceedings before the Argentine Securities and Exchange Commission (CNV) pursuant to the provisions of Article 8 of Section II, Chapter IV (Corporate Oversight), Title II (Issuers) of CNV General Resolution No. 622/2013 (Consolidated Text 2013). In the event that the CNV has issued observations, please report them and attach copies of the relevant texts.

- It is requested that a copy of the Consolidated Text of the Bylaws proposed for approval be submitted.

The cancellation by operation of law of 14,050,492 Class B ordinary shares, each carrying one (1) vote per share, held by Grupo Supervielle, resulted from the expiration of the statutory period of three (3) years from their acquisition, as provided for in Article 67 of Capital Markets Law No. 26,831 (as amended from time to time, the “CML”), given that such shares had neither been disposed of nor had a shareholders’ resolution been adopted regarding their allocation, in accordance with the applicable regulations.

As a consequence of the expiration of the period between August 3, 2025, and February 10, 2026, 14,050,492 treasury shares held by Grupo Supervielle were cancelled by operation of law.

Said cancellations were duly reported during fiscal years 2025 and 2026 through the corresponding relevant information, detailed below:

• ID 3410972 – August 13, 2025

• ID 3423631 – October 1, 2025

• ID 3447584 – November 25, 2025

• ID 3461519 – December 30, 2025

• ID 3481836 – February 11, 2026

Furthermore, on January 14, 2026 and March 4, 2026, through Resolutions No. RESFC‑2026‑23410‑APN‑DIR#CNV and RESFC‑2026‑23469‑APN‑DIR#CNV, respectively, the Board of Directors of the Argentine Securities and Exchange Commission (CNV) partially cancelled the authorization for public offering previously granted to the Company with respect to the aforementioned Class B ordinary shares cancelled by operation of law. As a result, the Company’s share capital authorized for public offering amounts to $442,671,830, consisting of (i) 61,738,188 Class A ordinary shares, and (ii) 380,933,642 Class B ordinary shares.

Considering the foregoing, the shareholding interest of FGS‑ANSES held as of, or prior to, February 11, 2026, would be proportionally increased, since the calculation base (i.e., the number of the Company’s Class B ordinary shares) was reduced. In this regard, it is further noted that (i) the cancellation occurred by operation of law pursuant to a statutory mandate, and (ii) the impact on the shareholding interests of all existing shareholders is identical, as the cancellation solely affected the shares held by the Company as treasury shares as of such date.

Accordingly, the proposed amendment seeks to reflect an existing factual reality, accurately setting forth the Company’s current share capital structure.

It is reported that, in compliance with the provisions of Article 8, Section II, Chapter IV of the Argentine Securities and Commission Regulations (Consolidated Text), on March 20, 2026, the comparative table between the current text and the proposed amended text was filed with the CNV, and no observations have been issued to date.

With respect to the Restated Text of the Bylaws, it was proposed to delegate to the Board of Directors the issuance of a new Restated Text, in order to centralize within such body the adaptation, systematization, and harmonization of the articles in accordance with the approved amendments, avoiding repetitions or inconsistencies, and authorizing it to introduce formal corrections, numbering, cross‑references, and any other adjustments deemed necessary to ensure proper drafting.

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026”, published on March 20, 2026, Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding item 14 of the Agenda.

15) Delegation to the Board of the necessary powers for the implementation of the resolutions of item 14 of the previous Agenda.

- Please inform the proposal to delegate the powers mentioned in the previous item to certain individuals, indicating, if applicable, to whom the delegation would fall (full name and position within the Company), specifically determining which powers are proposed to be delegated.

- Please report, regarding the renewal of powers, submitting a copy of the Shareholders’ Meeting minute at which the powers referred to under the corresponding item on the Agenda were originally delegated.

- Please report, with respect to the authorization granted to the Board of Directors to sub-delegate powers, to whom such sub-delegation would be granted (full name and position within the Company), specifying the powers proposed to be sub-delegated.

It was proposed to delegate powers to the Board of Directors for the purposes of: (i) implementing and completing the registration of the amendment to Article Five of the Bylaws in order to reflect the new share capital following the share cancellations approved by the Company’s Board of Directors during fiscal year 2025, together with the issuance of a Consolidated Text of the Bylaws; (ii) implementing the other resolutions adopted by this Shareholders’ Meeting with respect to item 14 of the Agenda; and (iii) sub‑delegating the delegated powers to the Company’s directors or officers.

The delegation of powers shall be granted to the following Directors: Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Laurence Nicole Mengin de Loyer, Eduardo Pablo Braun, and Hugo Enrique Santiago Basso, as well as to Ms. Ana Inés Bartesaghi Bender (Chief Corporate Affairs & Investor Relations), Ms. Celeste Ibañez (Chief Legal & Compliance Officer), and Mr. Mariano Andrés Biglia (Chief Financial Officer) and Mr. Matías Gonzalez Carrara (Head of Administration & Accounting).

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026, as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding item 15 of the Agenda.

16) Authorizations.

- Please inform the people who will be authorized for such purposes, indicating their full name and if they have any labor relationship with the company. If applicable, indicate their position within the Company.

Authorization was granted to Ms. Celeste Ibañez (Chief Legal & Compliance Officer), Ms. Agustina Carla Trotta (Corporate Affairs Manager), Ms. Carla Susana Cánepa (Senior Analyst), and Ms. María Belén Scharovsky (Senior Analyst), all members of the Company’s Legal Department.

For further information, please refer to the “Voting Recommendations and Motion Proposal Resolutions for the Ordinary and Extraordinary Shareholders Meeting” to be held on April 23, 2026, published on March 20, 2026, as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3500908, under the corresponding item 16 of the Agenda.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 13, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer